PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE November 8, 2010

• CANADIAN ZINC REPORTS NET INCOME OF $10.9 MILLION FOR NINE MONTHS • Gain of $16.7 million recorded on investment in Vatukoula Gold Mines • Working Capital of $36.5 million at September 30, 2010

Vancouver, British Columbia, November 8, 2010 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) (the “Company” or “Canadian Zinc”) announces its financial results for the three and nine months ended September 30, 2010.

This press release should be read in conjunction with the unaudited financial statements and notes thereto for the period ended September 30, 2010, and management’s discussion & analysis (“MD&A”) for the period ended September 30, 2010 available on SEDAR at www.sedar.com.

Net Income of $8.3 million for Third Quarter

For the three months ended September 30, 2010 the Company reported net income of $8.328 million, compared to a loss of $2.411 million for the three months end September 30, 2009.  For the nine months ended September 30, 2010 the Company reported net income of $10.906 million compared to a loss of $3.435 million for the comparative period in 2009. The net income in both the third quarter and the nine months of 2010 was primarily attributable to gains on the quoted market values of the Company’s marketable securities.

For the three and nine months ended September 30, 2010 the Company recorded overall gains on its marketable securities of $11.417 million and $16.473 million, respectively, compared to a gain of $759,000 and a loss of $91,000 in the comparative 2009 periods.

Vatukoula Gold Mines increased Gold Production

The primary contribution to Canadian Zinc’s reported net income for the period ended September 30, 2010 was the increase (since December 31, 2009) in the quoted market value of the Company’s investment in Vatukoula Gold Mines Plc (“VGM”). VGM is a United Kingdom AIM (London Stock Exchange) listed company which owns and operates the Vatukoula Gold Mine in Fiji. For its financial year ended August 31, 2010, VGM reported that it had produced 59,658 ounces of gold of which 54,642 ounces were shipped and sold. For the fourth quarter ended August 31, 2010, VGM reported that 21,107 ounces of gold were produced and 19,251 ounces were shipped and sold.

On October 21, 2010, VGM announced a proposal to carry out a share consolidation on a one for fifty basis in order to enhance the marketability of the company's shares. VGM also stated its intention to explore the listing of its shares on a North American exchange.

Canadian Zinc acquired its investment in VGM during 2009 at an original cost of $10.142 million. The quoted market value of the Company’s investment in VGM increased from $14.038 million at December 31, 2009 to $30.753 million at September 30, 2010, resulting in a recorded gain of $16.715 million for the nine months.

Working Capital of $36.5 million

As at September 30, 2010, Canadian Zinc had cash and cash equivalents of $4.165 million, short term investments of $1.128 million and marketable securities of $31.552 million (for a total of $36.845 million).  The Company also had a positive working capital balance of $36.505 million.

As at December 31, 2009, the Company had cash and cash equivalents of $5.197 million, short term investments of $2.246 million, marketable securities of $15.382 million (for a total of $22.825 million) and a positive working capital balance of $22.476 million.

The Prairie Creek Mine

Canadian Zinc’s principal focus is to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production.

The Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161.12 grams silver per tonne,  a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne and additional exploration potential.  The Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

The Prairie Creek mineral deposit contains substantial quantities of zinc, lead and silver.  The Measured and Indicated Resource is capable of supporting a mine life in excess of fourteen years at the planned initial rate of 600 tonnes per day, which will increase to 1,200 tonnes per day, and the future inclusion of Inferred Resources is expected to extend the mine life to at least 20 years.

The proposed development and operation of the Prairie Creek Project is currently undergoing Environmental Assessment by the Mackenzie Valley Environmental Impact Review Board (“Review Board”), which expects to complete the EA process in 2011.

The Company submitted its Developer’s Assessment Report (“DAR”) to the Review Board in March 2010, and in May, submitted an Addendum to the DAR.  The Review Board determined the DAR to be in conformity with the Terms of Reference on May 28, 2010.

A total of 131 Information Requests from various government departments and regulatory agencies were received on July 23, 2010 and the Company’s responses to the Information Requests were submitted to the Review Board on September 13, 2010.  Technical Meetings involving all interested parties were then held by the Review Board over three days from October 6 to 8, 2010, at which detailed technical reviews and discussions were carried out.

On October 20, 2010 the Review Board published the invitation for a Second Round of Information Requests, focusing on the information presented during the Technical Meetings.  Parties were asked to submit their Information Requests to the Review Board by October 29.  At this time a total of 53 Information Requests have been received from government departments and regulatory agencies.  The new Information Requests largely focus on water quality questions, including mine water effluent, groundwater and surface water regimes in the Prairie Creek watershed. The Company has been asked to provide its responses to the Review Board by November 29, 2010.

New bulk rock and water samples were recently collected from underground at the Prairie Creek Mine in order to perform more locked-cycle flotation tests to produce further representative mill process water.  The mill process water is now being further analyzed and tested to aid in determining the final water treatment scheme for the proposed mining operations.  Additional site studies relating to hydraulic engineering, water storage pond facility and groundwater were also completed. The Company expects to be able to respond to the majority of the Second Information Requests by the requested date of November 29, 2010 but complete responses to some of the Requests must await completion of the latest tests on the new water samples and integration of the additional studies.

The Review Board had announced on May 28, 2010, an estimated schedule for the EA, which outlined the Analytical phase, to be followed by a Hearing phase and Close of the public registry by December 2010, with a decision from the Review Board by March 2011.  The schedule is an estimate only and may be extended to accommodate the additional Information Requests.

Prairie Creek Exploration Program

Work at the Prairie Creek mine site during the summer of 2010 included continuing care and maintenance, environmental monitoring programs, road construction and repair and a diamond drill exploration program.

A total of 2,703 metres of diamond drilling was completed in three holes to test for possible extensions of the defined mineral resource within the main zone at Prairie Creek mine, where the host geology and structure are projected to continue at depth, approximately 1.5 kilometres north of the last drill hole within the currently defined mineral resource.

The 2010 deep drilling exploration program confirmed the presence of the host Whittaker geological formation at the projected horizon, about four kilometres north of the Prairie Creek Mine portal. The drill rig has been winterized and remains on location at the Casket Creek drill site.  It is anticipated that the deep hole exploration program will continue in 2011 and hole PC-10-187 will be completed next year.

Risks and Uncertainties

This press release should be read in conjunction with the unaudited financial statements and notes thereto and management’s discussion & analysis (“MD&A”) for the period ended September 30, 2010, available on SEDAR at www.sedar.com.

The Company’s business and results of operations are subject to numerous risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are advised to review the discussion of risk factors associated with the Company’s business set out in the Company’s Annual Information Form for the year ended December 31, 2009, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com).  The risks and uncertainties, as summarized in the Company’s MD&A and in other Canadian and U.S. filings, are not the only risks facing the Company.  The Company recorded significant income on its investment in Vatukoula Gold Mines during the three and nine months ended September 30, 2010. The changes in net income or loss over the past four quarters primarily reflect the movements in quoted market value of the Company’s investment in VGM during those quarters. At September 30, 2010 the investment in VGM had a market value of $30.753 million and represents almost 100% of the total market value of CZN’s marketable securities and is the Company’s largest balance sheet item. The outlook for this investment is dependent on the ongoing performance of VGM and CZN’s ability to realize a gain is dependent on the performance of the shares of that company.  Additional risks and uncertainties not currently known to the Company, or that are currently deemed to be immaterial, also may materially adversely affect the Company’s business, financial condition and/or operating results.

Qualified Person

Alan Taylor, P.Geo., Chief Operating Officer, Vice President Exploration and a Director of Canadian Zinc Corporation, is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes of VGM, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the timing of exploration, development and mining activities and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com